#@#@#@#@

News release
For immediate publication

ART Advanced Research Technologies Concludes Agreement with GE Healthcare for the
Distribution of the Fenestratm Line of Molecular Imaging Contrast products in Japan

Montreal, Quebec, Canada, July 18, 2006 – ART Advanced Research Technologies Inc. (ART) has concluded an agreement with GE Healthcare Bio-Sciences KK (BSKK), Japan’s life sciences unit within GE Healthcare of General Electric Company under which it will act as exclusive distributor in Japan for ART’s Fenestra™ line of molecular imaging contrast products. Terms were not disclosed.

“This agreement with BSKK is the first distribution agreement we have concluded for our new Fenestra™ line of contrast agents. It will help us serve much more effectively the Japanese pharmaceutical and academic research community, which represents a very promising market that we can penetrate with a strong, established local presence, such as the one provided by BSKK. We are very pleased to have concluded this first agreement with our global partner GE which we receive as a show of confidence in ART’s leadership in molecular imaging”, declared Ms. Micheline Bouchard, President & CEO of ART.

“With this agreement, we are looking forward to serving our Japanese life science customers not only for molecular imaging instruments, but also for contrast agents. We are pleased to announce that GE can contribute to the pre-clinical imaging application arena”, said Mr. Kaz Watanabe, VP Marketing & Operation of BSKK.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, performance improvement, drug discovery, and biopharmaceutical manufacturing technologies is helping clinicians around the world re-imagine new ways to predict, diagnose, inform and treat disease, so their patients can live their lives to the fullest.

GE Healthcare’s broad range of products and services enable healthcare providers to better diagnose and treat cancer, heart disease, neurological diseases, and other conditions earlier. Our vision for the future is to enable a new “early health” model of care focused on earlier diagnosis, pre-symptomatic disease detection and disease prevention. Headquartered in the United Kingdom, GE Healthcare is a $15 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 43,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Vice President, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777
www.art.ca

GE Healthcare Bio-Sciences KK

Satoshi Nakata : satoshi.nakata@ge.com

Marketing Communication Manager

Hiroka Horikawa : hiroka.horikawa@ge.com

Marketing Communication

Tel. +81-3-5331-9334
www.gehealthcare.co.jp/lifesciences